POPS! Diabetes Care, Inc.



ANNUAL REPORT

6770 Stillwater Blvd North, Suite 200

Minneapolis, MN 55082

(800) 767-7268

https://popsdiabetes.com/

This Annual Report is dated April 29, 2022.

BUSINESS

POPS! Diabetes Care, Inc. ("Pops"), the Own Your Life company, has commercialized an AI self-care platform for chronic condition management, starting in the diabetes space. Pops provides individuals with the resource to enable them to successfully care for themselves. The platform is centered around Mina, an AI Virtual Health Assistant. Mina is surrounded by a growing ecosystem of service/education/sensors/therapies to reduce the barriers to optimal health, including Pops' proprietary Rebel glucose meter. The platform, with issued and pending U.S. and international patents, is sold as a subscription service both B2B and D2C and is being used in all 50 states and in Australia with significant clinical outcomes.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $2,441,009.71

Use of proceeds: Product commercialization and supporting user base

Date: August 03, 2021

Offering exemption relied upon: Regulation CF

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $5,883,349.00

Number of Securities Sold: 791,837

Use of proceeds: Product development and first commercialization

Date: June 30, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $150,445.00

Use of proceeds: Product commercialization and supporting user base

Date: October 30, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $839,978.00

Use of proceeds: Commercialization growth including launching our D2C subscription business

Date: February 25, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $163,164, an increase from 2020 revenue of $28,684. The increase was a result of two changes in sales. First, a direct-to-consumer channel was opened up through Amazon, which generated $81,687 of the 2021 revenue. Second, a greater focus was placed upon aggregators versus employers, which increased B2B sales to $81,477 in 2021. We will continue to offer both channels in 2022 and expect the primary growth engine in the future to be B2B sales.

Cost of Revenues and Gross Margin

Cost of revenues in 2021 was $446,239, compared to $23,856 in 2020. The negative gross margins in 2021 resulted from two factors. Product was sold at a loss on Amazon for the reason of strategic growth for the company in number of active users. Second, the scale of manufacture was still low. Moving forward in 2022, the direct-to-consumer sale has been changed from selling a device to selling a subscription, so that all sales will result in a positive gross margin.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, product support costs, marketing and sales expenses, fees for professional services, and patents. Total operating expenses in 2021 were $1,985,424 compared to $1,720,249 in 2020. The primary component of the cost increase was direct-to-consumer advertising, which was $0 in 2020.

Historical results and cash flows:

The Company is currently in the commercial growth stage and revenue generating. We are of the opinion the historical cash flows are not indicative of the revenue and cash flows expected for the future because of our growth in revenue compared to past years. Past cash was primarily generated through equity investments. Our goal is to grow covering our expenses with revenue growth and become cash-flow-break-even in 2024.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $725,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Noteholders

Amount Owed: $2,591,454.71

Interest Rate: 8.0%

Maturity Date: March 31, 2023

Conversion to preferred equity upon change of control and/or a financial raise of $4,000,000.

Creditor: TaiDoc Ltd

Amount Owed: $171,841.00

Interest Rate: 12.0%

Maturity Date: December 15, 2019

Option to convert to equity at $15,000,000 valuation.

Creditor: State of Minnesota

Amount Owed: $188,400.00

Interest Rate: 0.0%

Maturity Date: August 28, 2024

Creditor: Convertible Noteholders

Amount Owed: $839,978.00

Interest Rate: 8.0%

Maturity Date: February 24, 2024

Conversion to preferred equity upon change of control and/or a financial raise of $4,000,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lonny Stormo

Lonny Stormo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board, Co-Founder, and CEO

Dates of Service: January 01, 2016 - Present

Responsibilities: Setting strategy for the company, securing the right people and resources, and leading the company and team to execute to the strategy. $100,000 annual salary. $0 equity.

Name: Daniel Davis

Daniel Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of R&D, Co-Founder, and Director

Dates of Service: January 01, 2016 - Present

Responsibilities: Setting a strategy for the product evolution, and leading the team to develop and maintain the product platform. $100,000 annual salary. $0 equity.

Name: Curt Christensen

Curt Christensen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Manufacturing, Co-Founder, and Director

Dates of Service: January 01, 2016 - Present

Responsibilities: Leading the interaction with suppliers and their engineering and processes. $100,000 annual salary. $0 equity.

Name: George Arida

George Arida's current primary role is with BlueWillow Biologics. George Arida currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December 01, 2018 - Present

Responsibilities: Board oversight of the company. $0 compensation.

Other business experience in the past three years:

Employer: BlueWillow Biologics

Title: CFO & COO

Dates of Service: April 01, 2019 - Present

Responsibilities: Managing the operation and finances.

Other business experience in the past three years:

Employer: 30Ventures

Title: Managing Director

Dates of Service: April 01, 2016 - Present

Responsibilities: Responsibilities related to being a managing director.

Name: Kim Mageau

Kim Mageau's current primary role is with Park Industries. Kim Mageau currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 01, 2016 - Present

Responsibilities: Board oversight of the company. $0 compensation.

Other business experience in the past three years:

Employer: Park Industries

Title: Vice Chair of the Board of Directors

Dates of Service: October 01, 2017 - Present

Responsibilities: Responsibilities related to being Vice Chair.

Other business experience in the past three years:

Employer: Ulteig Engineering

Title: Chair, Board of Directors

Dates of Service: August 01, 2014 - Present

Responsibilities: Responsibilities related to being Chair.

Name: Tom Tefft

Tom Tefft's current primary role is with Retired. Tom Tefft currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 01, 2016 - Present

Responsibilities: Board oversight of the company. $0 compensation.

Name: Tim Balder MD

Tim Balder MD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: April 01, 2021 - Present

Responsibilities: Lead clinical study discussions, review product for clinical impact, and participate in sales calls. $0 annual salary.

Other business experience in the past three years:

Employer: HealthPartners

Title: Primary care physician

Dates of Service: January 02, 2005 - April 01, 2022

Responsibilities: Caring for patients

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Lonny Stormo

Amount and nature of Beneficial ownership: 492,241

Percent of class: 20.7

Title of class: Series A-1 Convertible Note

Stockholder Name: Lonny Stormo

Amount and nature of Beneficial ownership: 50,000

Percent of class: 20.7

Title of class: Series A-1 Preferred Stock

Stockholder Name: Lonny Stormo

Amount and nature of Beneficial ownership: 1,105

Percent of class: 20.7

Title of class: Series A Preferred Stock

Stockholder Name: Lonny Stormo

Amount and nature of Beneficial ownership: 8,267

Percent of class: 20.7

Title of class: Common Stock

Stockholder Name: Daniel Davis

Amount and nature of Beneficial ownership: 342,241

Percent of class: 14.6

Title of class: Series A-1 Convertible Note

Stockholder Name: Daniel Davis

Amount and nature of Beneficial ownership: 25,000

Percent of class: 14.6

Title of class: Series A-1 Preferred Stock

Stockholder Name: Daniel Davis

Amount and nature of Beneficial ownership: 3,769

Percent of class: 14.6

Title of class: Series A Preferred Stock

Stockholder Name: Daniel Davis

Amount and nature of Beneficial ownership: 8,267

Percent of class: 14.6

RELATED PARTY TRANSACTIONS

Name of Entity: Lonny Stormo

Relationship to Company: Officer, Director, and 20%+ Owner

Nature / amount of interest in the transaction: Purchaser of outstanding convertible notes

Material Terms: 8% interest, 20% discount, $25,000,000 cap and 8% interest, 30% discount, $25,000,000 cap

Name of Entity: Dan Davis

Relationship to Company: Director

Nature / amount of interest in the transaction: Purchaser of outstanding convertible notes

Material Terms: 8% interest, 20% discount, $25,000,000 cap and 8% interest, 30% discount, $25,000,000 cap

Name of Entity: Curt Christensen

Relationship to Company: Director

Nature / amount of interest in the transaction: Purchaser of outstanding convertible notes

Material Terms: 8% interest, 20% discount, $25,000,000 cap and 8% interest, 30% discount, $25,000,000 cap

OUR SECURITIES

Common Stock

The amount of security authorized is 3,626,488 with a total of 1,277,965 outstanding.

Voting Rights

One vote for each share of Common Stock.

Material Rights

The total amount outstanding includes 3,654 shares to be issued pursuant to outstanding warrants, 177,569 shares to be issued pursuant to stock options and restricted stock units issued, and 96,742 shares reserved for issuance under a stock incentive plan.

Series A-1 Convertible Note

The security will convert into Series a-1 preferred stock and the terms of the Series A-1 Convertible Note are outlined below:

Amount outstanding: $2,591,454.71

Maturity Date: March 31, 2023

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: 4,000,000 raise

Material Rights

1.5X payout upon change of control

Series A Preferred Stock

The amount of security authorized is 339,212 with a total of 339,212 outstanding.

Voting Rights

Holders of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock that the shares of Preferred Stock can be converted into.

Material Rights

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to be paid out prior to holders of Common Stock.

Dividends. Holders of Preferred Stock, prior and in preference to holders of Common Stock, are entitled to receive, if and when declared by the Board of Directors, cash dividends at the rate of 8% of the Original Issue Price per annum on each outstanding share of Preferred Stock.

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price by the applicable preferred conversion price at the time of conversion.

Series A-1 Preferred Stock

The amount of security authorized is 1,739,210 with a total of 796,711 outstanding.

Voting Rights

Holders of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock that the shares of Preferred Stock can be converted into.

Material Rights

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to be paid out prior to holders of Common Stock.

Dividends. Holders of Preferred Stock, prior and in preference to holders of Common Stock, are entitled to receive, if and when declared by the Board of Directors, cash dividends at the rate of 8% of the Original Issue Price per annum on each outstanding share of Preferred Stock.

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price by the applicable preferred conversion price at the time of conversion.

Series A-1 Convertible Note

The security will convert into Series a-1 preferred stock and the terms of the Series A-1 Convertible Note are outlined below:

Amount outstanding: $839,978.00

Maturity Date: February 25, 2024

Interest Rate: 8.0%

Discount Rate: 30.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: $4,000,000

Material Rights

3X payout on change of control

Secured debt

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A-1 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series A-1 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Series A-1 Preferred Stock in the amount of up to $3,000,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing a platform for chronic care management. Our revenues are therefore dependent upon the market for chronic care management.

Minority Holder; Securities with Voting Rights

The Series A-1 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

POPS Diabetes Care, Inc. was formed on December 29, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. POPS Diabetes Care has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Pops self-care platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on POPS Diabetes Care or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on POPS Diabetes Care could harm our reputation and materially negatively impact our financial condition and business.

Product Scale and Security

Our product platform needs to be maintained to enable scaling to many users and stay secure. We do not yet have experience of more than 2,000 people using the platform, and there may be unknown risks and costs in maintaining the platform for a larger number of users.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

POPS! Diabetes Care, Inc.

By   /s/ *Lonny Stormo*

  Name: POPS! Diabetes Care, Inc.

  Title: CEO, Chairman of the Board of Director and Cofounder

---

Exhibit A

FINANCIAL STATEMENTS

POPS! DIABETES CARE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Audited)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Pops! Diabetes Care, Inc.
Stillwater, Minnesota

Opinion

We have audited the financial statements of Pops! Diabetes Care, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pops! Diabetes Care, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Pops! Diabetes Care, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Pops! Diabetes Care, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Pops! Diabetes Care, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Pops! Diabetes Care, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 24, 2022
Los Angeles, California

POPS! DIABETES CARE INC.
BALANCE SHEET

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	249,701	$	1,426,581
Account receivables, net		28,080		2,627
Inventories		81,385		48,452
Prepaids and other current assets		161,145		35,611
Total current assets		**520,311**		**1,513,271**
Property and Equipment, net		643,235		551,926
Security deposit		3,400		3,400
Total assets	**$**	**1,166,946**	**$**	**2,068,597**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account Payables	$	88,132	$	105,507
Accrued expenses		579,428		216,184
Convertible Note- related party		125,000		125,000
Total current liabilities		**792,560**		**446,691**
Loan Payable		188,400		188,400
Convertible Note		2,512,751		1,486,138
Accrued interest on Convertible Notes		179,243		28,532
Total liabilities		**3,672,954**		**2,149,761**
STOCKHOLDERS EQUITY				
Common Stock		100		100
Series A-1 Preferred Stock		80		80
Series A Preferred Stock		34		34
Additional Paid in Capital		7,917,182		7,914,874
Retained earnings/(Accumulated Deficit)		(10,423,404)		(7,996,252)
Total stockholders' equity		**(2,506,008)**		**(81,164)**
Total liabilities and stockholders' equity	**$**	**1,166,946**	**$**	**2,068,597**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	163,164	$	28,684
Cost of revenues		446,239		23,856
Gross profit		(283,075)		4,828
Operating expenses				
General and administrative		845,314		824,959
Sales and marketing		817,012		547,671
Research and Development		323,098		347,619
Total operating expenses		1,985,424		1,720,249
Operating income/(loss)		(2,268,499)		(1,715,421)
Interest expense		165,653		43,371
Other Loss/(Income)		(7,000)		(107,505)
Income/(Loss) before provision for income taxes		(2,427,152)		(1,651,287)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(2,427,152)**	$	**(1,651,287)**

See accompanying notes to financial statements.

POPS! DIABETES CARE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Additional Paid in	Retained earnings/ (Accumulated	Total Shareholders'
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2019	1,000,000	$ 100	796,711	$ 80	339,212	$ 34	$ 7,899,917	$ (6,344,965)	**$ 1,555,166**
Sharebased Compensation	-	-	-	-	-	-	14,957	-	14,957
Net income/(loss)	-	-	-	-	-	-	-	(1,651,287)	(1,651,287)
Balance—December 31, 2020	**1,000,000**	**$ 100**	**796,711**	**$ 80**	**339,212**	**$ 34**	**$ 7,914,874**	**$ (7,996,252)**	**$ (81,164)**
Sharebased Compensation	-	-	-	-	-	-	2,308	-	2,308
Net income/(loss)	-	-	-	-	-	-	-	(2,427,152)	(2,427,152)
Balance—December 31, 2021	**1,000,000**	**$ 100**	**796,711**	**$ 80**	**339,212**	**$ 34**	**$ 7,917,182**	**$ (10,423,404)**	**$ (2,506,008)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,427,152)	$ (1,651,287)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	187,488	192,615
Shared Based Compensation	2,307	14,957
Changes in operating assets and liabilities:		
Account receivables, net	(25,453)	(2,627)
Inventories	(32,934)	35,516
Prepaid expenses and other current assets	(125,534)	16,041
Account Payables	(17,375)	7,779
Accrued expenses	363,244	14,870
Accrued interest	150,711	28,532
Net cash provided/(used) by operating activities	**(1,924,698)**	**(1,343,604)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(278,795)	-
Net cash provided/(used) in investing activities	**(278,795)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Convertible Notes	1,026,613	1,486,138
Net cash provided/(used) by financing activities	**1,026,613**	**1,486,138**
Change in cash	(1,176,880)	142,534
Cash—beginning of year	1,426,581	1,284,047
Cash—end of year	**$ 249,701**	**$ 1,426,581**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 165,653	$ 43,371

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Pops! Diabetes Care Inc. was founded on December 29, 2015, in the state of Delaware. The financial statements of Pops! Diabetes Care Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stillwater, Minnesota.

 POPS! Diabetes Care, Inc. (the Company) is a medical device company. The Company is an early-stage medical device company founded to provide a user-friendly diabetes management system.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0, and $1,176,581, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and the Company determined that no reserve was necessary.

Inventories

Inventories were stated at lower cost using the first-in, first-out method or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers & Equipment	5 years
Furniture and fixtures	5 years
Tooling and molds	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pops! Diabetes Care Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods, as delivery, is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company derives all revenue from the sales of our Rebel virtual care system and compatible products. The Company currently sells its system directly to self-insured employers to offer to their employees. Amounts due under contracts are billed monthly.

Cost of sales

The Company expenses incremental costs that directly relate to the sales of our products immediately under the available practical expedient as the amortization period would be less than one year.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $795,098 and $547,671, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished inventory	$ 81,385	$ 48,452
Inventory	**$ 81,385**	**$ 48,452**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid inventories	$ 29,852	$ 16,620
Prepaid Rent	89,792	-
Prepaid expenses	41,501	18,991
Total Prepaids and other current assets	**$ 161,145**	**$ 35,611**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Leasehold Improvements	$ 274,896	$ -
Computers & Equipment	12,340	12,340
Furniture and fixtures	5,945	2,045
Tooling and molds	902,080	902,080
Property and Equipment, at Cost	1,195,260	916,465
Accumulated depreciation	(552,025)	(364,539)
Property and Equipment, Net	**$ 643,235**	**$ 551,926**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $187,488 and $192,614, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,653,726 shares of common shares with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 1,000,000 shares have been issued and are outstanding.

Series A-1 Preferred Stock

The Company is authorized to issue 807,537 of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 796,711 shares of preferred shares of Series A-1 have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 339,212 shares of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 339,212 shares of preferred shares Series A have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

The Company's 2016 Stock Option Plan (the "Plan") as amended includes both incentive stock options and nonqualified stock options to be granted to employees, officers, consultants, independent contractors, directors and affiliates of the Company. A total of 506,977 shares have been authorized for issuance under this Plan. The exercise price of the stock options is determined by the Company's board of directors or committee of non-employee directors thereof in good faith. The granting of shares and exercise price must be approved by the Company's board of directors. In general, options vest over a period of approximately three years and expire ten years from the date of grant.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021	2020	2019
Expected life (years)	4.80	5.76	5.40
Risk-free interest rate	1.50%	1.90%	1.96%
Expected volatility	52%	52%	52%
Annual dividend yield	0%	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	143,693	$ 0.64	-
Granted	39,636	$ 1.24	
Vested	-	$ -	
Cancelled	(2,343)	$ 0.70	-
Forfeited	(15,157)	$ 0.70	
Outstanding at December 31, 2019	165,829	$ 0.78	6.77
Granted	35,416	$ -	
Vested	(23,676)	$ 0.80	
Cancelled	-	$ -	
Outstanding at December 31, 2020	177,569	$ -	5.76
Granted	-	$ -	
Vested		$ -	
Cancelled	-	$ -	
Outstanding at December 31, 2021	177,569	$ -	4.80

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $2,307 and $14,957, respectively.

8.   DEBT

Convertible Note Related Party

In 2018, the Company issued an unsecured convertible note totaling $125,000 to a related party which is due in January 2020 and was still in outstanding as of December 31, 2021. The note accrued interest at eight percent through mid-January 2020 and 12% from mid-January 2020 forward and is automatically convertible into shares issued in connection with qualified financing at a conversion price equal to 100 percent of the price paid by investors in such financing. The Company recorded interest expenses of $15,000 and $14,794, for years ended December 31, 2021 and December 31, 2020, respectively.

Convertible Notes

During fiscal year 2021, the Company issued an additional $1,026,613 of convertible notes, and during fiscal year 2020, the Company issued $1,486,138 of convertible notes. The notes mature on March 31, 2023, and bear 8% interest rate. The convertible notes are convertible into Series A Preferred Stock at a conversion price on March 31, 2023 (the 'Maturity date'). The conversion price is equal to the lesser of (a) 80% of the price paid per share for Equity Securities by the investor in the Qualified Financing (gross proceed of at least $ 4,000,000) and (b) the price equal to the quotient resulting from dividing $25,000,0000 by the number of outstanding shares of common stock of the company immediately prior the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. The Company recorded interest expenses of $150,711 and $28,532 for years ended December 31, 2021, and 2020, respectively.

					For the Year Ended December 2021			For the Year Ended December 2020		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Total Indebtedness	Interest Expense	Accrued Interest	Total Indebtedness
Convertible Note- various lenders	$ 2,512,751	8.00%	Fiscal year 2020	3/31/2023	$ 150,711	$ 179,243	$ 2,512,751	$ 28,532	$ 28,532	$ 1,486,138
Total					$ 150,711	$ 179,243	$ 2,512,751	$ 28,532	$ 28,532	$ 1,486,138

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (676,569)	$ (498,930)
Valuation Allowance	676,569	498,930
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (1,705,859)	$ (1,029,291)
Valuation Allowance	1,705,859	1,029,291
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,119,675, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,119,675. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In 2018, the Company issued an unsecured convertible note totaling $125,000 to a related party which is due in January 2020 and was still in outstanding as of December 31, 2021. The note accrued interest at 8 percent through mid-January 2020 and 12% thereafter and is automatically convertible into shares issued in connection with qualified financing at a conversion price equal to 100 percent of the price paid by investors in such financing. As of December 31, 2021 and December 31, 2020, there was $46,841 and $31,841 of accrued interest included in the accrued expenses, respectively.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	113,031
2023	104,072
2023	104,072
2024	104,072
2025	104,072
Thereafter	182,127
Total future minimum operating lease payments	**$ 711,448**

Rent expense was in the amount of $47,360.40 and $31,081, for the fiscal years ended December 31, 2020, and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 24, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $10,423,404, an operating cash flow loss of $1,924,698. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Lonny Stormo, Principal Executive Officer of POPS! Diabetes Care, Inc., hereby certify that the financial statements of POPS! Diabetes Care, Inc. included in this Report are true and complete in all material respects.

Lonny Stormo

CEO, Chairman of the Board of Director and Cofounder